Exhibit 99.1

Arabella Exploration ENTERS INTO $45 MILLION SENIOR SECURED NOTE FACILITY

MIDLAND, Texas, September 4, 2014 – Arabella Exploration, Inc. (OTCQB: AXPLF) ("Arabella" or the "Company"), an oil and gas E&P company focused on the Southern Delaware portion of the Permian Basin, today announced that it has entered into a $45 million Senior Secured Note Facility with a New York based investor (the “Investor”).

The Company sold an initial $16 million of Senior Secured Notes (the “Notes”) under the facility to the Investor on September 2, 2014, which will be used to reduce payables and provide working capital for development, drilling and completion of the company’s wells in the Southern Delaware Basin. Arabella expects to sell an additional $5 million of Notes in the next 60 days pending the satisfaction of certain conditions. Thereafter, Arabella may sell the remainder of the Notes to the Investor in tranches through September 2, 2015, based on meeting certain drilling performance hurdles. The Notes bear interest at an annual rate of 15% and mature one year from their date of sale. In conjunction with the sale of the notes, Arabella issued warrants to purchase 1,300,000 of the Company’s ordinary shares at a price of $5.00 per share.

“We are excited to have completed the initial sale of our Senior Secured Notes and to have access to additional development capital,” said Jason Hoisager, Chief Executive Officer of Arabella. “It was a pleasure working with the Investor and Jett Capital Advisors on this transaction. The funds will allow us to continue in executing our base drilling operations plan into next year. We will finish completion of the Woods #2H well and announce results as soon as possible as we continue on our drilling schedule.”

Arabella was advised by Jett Capital Advisors, LLC, a New York based boutique investment bank focused on the natural resources sector, in this transaction.

About Arabella Exploration

Arabella Exploration, Inc. (OTCQB: AXPLF) is an independent oil and natural gas company focused on the acquisition, development and exploration of unconventional, long life, onshore oil and natural gas reserves in the Southern Delaware Basin in West Texas. The Company has an experienced management team with experience drilling multi-lateral wells and is primarily focused on the formations that the industry refers to as the Wolfbone play, which includes the Wolfcamp and Bone Spring shales.  The Wolfbone play is characterized by high oil content and liquids rich natural gas, multiple vertical and horizontal target horizons, extensive production history, long-lived reserves and high drilling success rates.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Contact:

For further information please contact:

William B. Heyn
Arabella Exploration, Inc.
Tel: (432) 279-0790
Email: william.heyn@arabellaexploration.com

or

MZ Group

Derek Gradwell

SVP, Natural Resources

Phone: 512-270-6990

Email: dgradwell@mzgroup.us

Web: www.mzgroup.us